ProQR Therapeutics, B.V.

Darwineg 24

2333 CR Leiden

The Netherlands

VIA EDGAR AND FEDERAL EXPRESS

September 16, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Jeffrey P. Riedler

Re:	ProQR Therapeutics B.V.
Acceleration Request for Registration Statement on Form F-1
File No. 333-198151

Dear Mr. Reidler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), ProQR Therapeutics B.V. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 17, 2014, at 4:00 p.m., Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Danielle M. Lauzon at (617) 570-1955. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Danielle M. Lauzon, by facsimile to (617) 523-1231.

In connection with the foregoing, the Company hereby acknowledges the following:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Under separate cover, Leerink Partners LLC and Deutsche Bank Securities Inc., as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.

If you have any questions regarding this request, please contact Danielle M. Lauzon of Goodwin Procter LLP at (617) 570-1955.

Sincerely,

PROQR THERAPEUTICS B.V.

/s/ Daniel de Boer
Daniel de Boer
Chief Executive Officer

cc:	André Verwei, ProQR Therapeutics B.V.
René Beukema, ProQR Therapeutics B.V.
Mitchell S. Bloom, Goodwin Procter LLP
Danielle M. Lauzon, Goodwin Procter LLP
Brian A. Johnson, Wilmer Cutler Pickering Hale and Dorr LLP
Timothy J. Corbett, Wilmer Cutler Pickering Hale and Dorr LLP